

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 20, 2005

Via U.S. Mail and facsimile at 773 399-0126

Marc D. Bassewitz
Senior Vice President and General Counsel
8700 West Bryn Mawr - 2nd Floor
Chicago, IL 60631

Re: Bally Total Fitness Holding Corporation
         PRE 14A filed December 6, 2005
         Soliciting Material filed pursuant to Rule 14a-12 on December 6, 7, 8 13 and
         15, 2005
         File No. 1-13997

Dear Mr. Bassewitz:

        We have reviewed your filings and have the following comments. Where
indicated, we think you should revise your documents in response to these comments. If
you disagree, we will consider your explanation as to why our comments may be
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comment or any other aspect of our
review.   Feel free to call us at the telephone number listed at the end of this letter.

General

1.   Revise page 1 of the proxy statement and the form of proxy to clearly mark them
        as "Preliminary Copies." Refer to Rule 14a-6(e)(1).

What happens if I submit a proxy card without giving specific voting instructions?

2.   Please clarify the items for which brokers or nominees will not be permitted to
        exercise voting discretion.

Proposal 1 – Election of Directors, page 5

3.   We note your statement that you have not nominated Mr. Kornstein for election "due in part to the concern given the relationship of Mr. Kornstein to Liberation and Mr. Burdick's relationship to Pardus, that the interests of all shareholders and not just a particular constituency or constituencies are better served by a slate which includes Mr. Langshur in lieu of Mr. Kornstein." Your disclosure implies that there is some relationship between Pardus and Liberation. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis, with a view toward disclosure, by submitting material that has been annotated with support for each of the assertions made.

Other Business, page 41

        Liberation Proposal, page 41

4.   We note your statement that Liberation has "made unsubstantiated claims to the press and in Securities and Exchange Commission filings all of which appear to be designed primarily to disrupt and distract Bally management from focusing on executing the Company's new business plan and enhancing value for all stockholders." Please note that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplement basis. While we recognize you have prefaced this particular assertion as a belief, please revise to explain why you believe that the "facts" support your belief that Liberation's efforts are "designed primarily" designed to prevent management from "enhancing value for all shareholders." Further, please explain the basis for your statement that Liberation has made "unsubstantiated claims" to the press and in public filings.

5.   We note your statement that "Mr. Toback has been doing an outstanding job as the Company's chief executive officer." Please note that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable basis must exist for each such opinion or belief.

6.   Avoid issuing statements in your soliciting materials that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements in future solicitations. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. For example, we note your statement "[a]side from the illegality . . ." on page 42 and your statement that "many of the accounting issues facing the Company today arose when Mr. Pearlman was the

special financial consultant to Bally's former chief executive officer."

Expense of Solicitation, page 43

7.   We remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Preliminary Proxy Card

8.   Please expand your description of the Pardus proposal. Refer to Rule 14a-4(a)(3).

9.   Please advise us how the form of proxy with respect to Proposal 1 complies with Rule 14a-4(b)(2), or revise the form of proxy to fully comply with this provision.

DEFA 14A filed December 7, 2005

Exhibit 99.1

10.   Please note that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplement basis. You must have a reasonable basis for all statements in your document, even those quoted from other sources. Provide the basis for these statements as it appears they are allegations in a complaint which have not been proven.

11.   In addition, we note your statement that the lawsuit "seeks to, among other things, enjoin Liberation from continuing to disseminate false and misleading information in direct violation of the federal securities laws, including applicable proxy laws." Avoid issuing statements in your proxy statement that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis.

DEFA 14A filed December 8, 2005

12.   We note your statement that "finally ending an 18-month quiet period brought on by the need to correct errors and issues caused by you and your partner, former CEO Lee Hillman." Avoid issuing statements in your proxy statement that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.

Disclose the factual foundation for such assertions or delete the statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis.

DEFA 14A filed December 13, 2005

13. We note the statement "instead of negotiating in good faith, you have chose to torpedo the process . . ." Avoid issuing statements in your proxy statement that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis.

DEFA 14A filed December 13, 2005

Letter to Shareholders

Supporting Independent, Qualified Directors

14. Avoid issuing statements in your proxy statement that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis. For example,

- "Pardus wants to control one-third of the Board in hopes of allowing them to steer a future transaction that may not be in the best interests of all shareholders."
- "he is closely affiliated with Mr. Pearlman, the CEO of Liberation Investments, a fact neither Pardus nor Liberation has seen fit to disclose."
- "in violation of his separation agreement with Bally."

* * * *

Please amend your proxy statement filing and reply to these comments by writing a response letter that is electronically filed on EDGAR. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your proxy statement amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and
Acquisitions